UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

NeoGenomics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64049M209

(CUSIP Number)

Stephen Kanovsky

General Counsel, Global Innovation of GE Healthcare

100 Results Way

Marlborough, Massachusetts 01752

(262) 544-3025

With a copy to:

Stephen D. Cooke, Esq.

Yariv Katz, Esq.

Paul Hastings LLP

695 Town Center Drive, Seventeenth Floor

Costa Mesa, CA 92926

(714) 668-6264

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 64049M209	(Page 2 of 6 Pages)

1.	NAME OF REPORTING PERSON General Electric Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.: 64049M209	(Page 3 of 6 Pages)

1.	NAME OF REPORTING PERSON GE Medical Systems Information Technologies, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(Page 4 of 6 Pages)

EXPLANATORY NOTE

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D (the “Initial Schedule 13D”) jointly filed with the Securities and Exchange Commission (the “SEC”) on January 4, 2016 by (i) General Electric Company, a New York corporation (“General Electric”) and (ii) GE Medical Systems Information Technologies, Inc., a Wisconsin corporation (“GE InfoTech”, and together with General Electric, the “Reporting Persons”), relating to the common stock (the “Common Stock”) of NeoGenomics, Inc., a Nevada corporation (the “NeoGenomics”), as amended by Amendment No. 1 (“Amendment No. 1”) filed with the SEC on December 27, 2016, Amendment No. 2 (“Amendment No. 2”) filed with the SEC on June 26, 2018 and Amendment No. 3 filed with the SEC on November 13, 2018 (“Amendment No. 3”) (the Initial Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, collectively, the “Amended Schedule 13D”). As described in the Amended Schedule 13D, GE InfoTech is a wholly owned subsidiary of General Electric.

Pursuant to the underwritten secondary offering described below, effective as of December 14, 2018, GE InfoTech disposed of all of its equity securities in NeoGenomics and the number of shares reported as held by the Reporting Persons in this Amendment No. 4 gives effect to such transaction.

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Amended Schedule 13D. Any capitalized terms used in this Amendment No. 4 and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Amended Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On December 11, 2018, NeoGenomics filed with the SEC a registration statement on Form S-3 registering for public resale, as provided for therein, 10,835,145 shares of Common Stock (the “Shares”) held by GE InfoTech. In connection therewith, on December 11, 2018, GE InfoTech agreed to sell the Shares to Morgan Stanley & Co. LLC (the “Underwriter”) at a price of $12.00 per share pursuant to the terms and conditions of the Underwriting Agreement, dated as of December 11, 2018 (the “Underwriting Agreement”), by and among NeoGenomics, GE Info Tech and Underwriter (the “Secondary Offering”). On December 14, 2018, the sale of the Shares was consummated.

Item 5.	Interest in Securities of the Issuer.

Sections (a)-(b) of the Amended Schedule 13D are hereby amended and restated as follows:

As of December 14, 2018, the Reporting Persons do not beneficially own any shares of Common Stock.

To the best knowledge of each Reporting Person, each of their respective executive officers and directors does not, beneficially own any shares of Common Stock.

Section (c) of the Amended Schedule 13D is hereby amended and supplemented by adding the following:

(c) On December 14, 2018, GE InfoTech sold the Shares at a price of $12.00 per share pursuant to the terms and conditions of the Underwriting Agreement.

Section (e) of the Amended Schedule 13D is hereby amended and restated as follows:

(e) As of December 14, 2018, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of NeoGenomics.

(Page 5 of 6 Pages)

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

On December 11, 2018, in connection with the Secondary Offering, GE InfoTech and NeoGenomics entered into the Underwriting Agreement with the Underwriter. Pursuant to the terms and conditions of the Underwriting Agreement, GE Info Tech agreed to sell the Shares to the Underwriter at a price of $12.00 per share. The Secondary Offering closed on December 14, 2018.

In connection with the Secondary Offering, pursuant to the Underwriting Agreement, on December 11, 2018, GE InfoTech executed a lock-up agreement (the “Lock-Up Agreement”), pursuant to which and subject to specified exceptions, it agreed for a period of 90 days from December 11, 2018 not to, without the consent of the Underwriter, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Common Stock (other than the Shares) or any securities convertible into or exchangeable or exercisable for Common Stock (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-Up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

The foregoing descriptions of the Underwriting Agreement and the Lock-up Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibits 99.11 and 99.12 hereto, respectively, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Amended Schedule 13D is hereby supplemented to add the following as exhibits:

99.11     Underwriting Agreement, dated December 11, 2018, among NeoGenomics, Inc., GE Medical Systems Information Technologies, Inc. and Morgan Stanley & Co. LLC (incorporated by reference to Exhibit 1.1 to NeoGenomics, Inc.’s Form 8-K filed on December 12, 2018)

99.12     Lock-Up Agreement dated December 11, 2018 by GE Medical Systems Information Technologies, Inc.

(Page 6 of 6 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2018

GENERAL ELECTRIC COMPANY

By:	/s/ Raúl Grable
Name:	Raúl Grable
Title:	Attorney-in-Fact*

* Duly authorized under Power of Attorney filed as Exhibit 99.1 to Amendment No. 2

GE MEDICAL SYSTEMS INFORMATION TECHNOLOGIES, INC.

By:	/s/ Raúl Grable
Name:	Raúl Grable
Title:	Attorney-in-Fact*

* Duly authorized under Power of Attorney filed as Exhibit 99.2 to Amendment No. 2